Chemin des Aulx, 12 1228 Plan-les-Ouates Geneva, Switzerland	VIA EDGAR

March 1, 2018

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes

Ms. Christine Westbrook

Re:	ObsEva SA

Registration Statement on Form F-3, as amended

File No. 333-222820

Acceleration Request

Requested Date:                 Friday, March 2, 2018

Requested Time:                4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3, as amended (File No. 333-222820) (the “Registration Statement”) to become effective on March 2, 2018, at 4:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Divakar Gupta, Ryan Sansom, Mark Ballantyne and Esther Cho of Cooley LLP to make such request on its behalf.

[Signature Page Follows]

Very truly yours,

ObsEva SA

By:	/s/ Ernest Loumaye
Ernest Loumaye
Chief Executive Officer

cc:	Divakar Gupta, Cooley LLP

Ryan Sansom, Cooley LLP

Mark Ballantyne, Cooley LLP

Esther Cho, Cooley LLP